SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:
     ARTHUR C. DELIBERT, ESQ.                 LAWRENCE LEDERMAN, ESQ.
    KIRKPATRICK & LOCKHART LLP          MILBANK, TWEED, HADLEY & MCCLOY LLP
   1800 MASSACHUSETTS AVENUE, NW             ONE CHASE MANHATTAN PLAZA
       WASHINGTON, DC 20036                     NEW YORK, NY 10005
     TELEPHONE: (202) 778-9042               TELEPHONE: (212) 530-5732

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 is hereby amended by adding at the end thereof the following:

          On October 22, 2004, the United States District Court for the District of Maryland entered a declaratory judgment that the Fund's adoption of the Rights Agreement does not conflict with and is not prohibited by the Investment Company Act of 1940, as amended. The District Court did not resolve any other pending matters between the Fund and the Trusts. This summary description of the declaratory judgment does not purport to be complete and is qualified in its entirety by reference to the Declaratory Judgment Order dated October 22, 2004 as well as the Memorandum Opinion dated October 22, 2004, each as issued by the United States District Court for the District of Maryland and filed as an exhibit hereto, and incorporated herein by reference.

ITEM 9.   EXHIBITS.

          Item 9 is hereby amended to add the following exhibits.

  EXHIBIT NO.                                                  DOCUMENT
--------------------------------------------------------------------------------
   (a)(15) Declaratory Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland
   (a)(16) Memorandum Opinion dated October 22, 2004 issued by the United States District Court for the District of Maryland
   (a)(17)     Press release issued by the Fund dated October 22, 2004

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


                              By: /s/ Robert Conti
                                  -------------------------------
                                  Name: Robert Conti
                                  Title: Vice President

Dated:  October 22, 2004

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

                                  EXHIBIT INDEX


      EXHIBIT NO.                                                  DOCUMENT
--------------------------------------------------------------------------------
     (a)(1)    Press Release issued by the Fund on September 23, 2004 (1)
     (a)(2) Letter dated September 14, 2004 from counsel for the Independent Fund Directors to Mr. Horejsi (1)
     (a)(3)    Letter dated September 16, 2004 from the Trusts to the Fund (1)
     (a)(4) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004 (1)
     (a)(5) Rights Agreement between the Fund and the Rights Agent dated September 23, 2004 (1)
     (a)(6)    Complaint filed September 23, 2004 (1)
     (a)(7)    Letter dated September 23, 2004 from the Fund to Stockholders (1)
     (a)(8)    Corrected Press Release issued by the Fund on September 23, 2004
               (3)
     (a)(9)    Schedule TO filed by the Fund with the SEC on October 1, 2004 (4)
     (a)(10)   Counter-Claims dated October 6, 2004 (6)
     (a)(11) Memorandum of Law in opposition to Counterclaimant's Motion dated October 11, 2004 (6)
     (a)(12) Letter from the Fund to stockholders and Supplement dated October 12, 2004 (6)
     (a)(13)   Press Release issued by the Fund on October 12, 2004 (6)
     (a)(14)   FV Partners Complaint dated October 20, 2004 (7)
     (a)(15) Declaratory Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland
     (a)(16) Memorandum Opinion dated October 22, 2004 issued by the United States District Court for the District of Maryland
     (a)(17)   Press release issued by the Fund dated October 22, 2004
     (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders (1)
     (e)(2) Management Agreement between the Fund and NB Management dated November 3, 2003 (1)
     (e)(3) Administration Agreement between the Fund and NB Management dated November 3, 2003 (1)
     (e)(4) Sub-Advisory Agreement between the Fund and NB Management dated November 3, 2003 (1)
     (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (2)
     (e)(6) Form of Indemnification Agreement between the Fund and Indemnitee dated as of October 1, 2004 (5)

(1) Previously filed as an exhibit to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004.

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

(2) Previously filed as an exhibit to the Fund's N-2 Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003.
(3) Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-9 filed by the Fund with the SEC on September 24, 2004.
(4) Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9 filed by the Fund with the SEC on October 1, 2004.
(5) Previously filed as an exhibit to Amendment No. 3 to the Schedule 14D-9 filed by the Fund with the SEC on October 4, 2004.
(6) Previously filed as an exhibit to Amendment No. 4 to the Schedule 14D-9 filed by the Fund with the SEC on October 12, 2004.
(7) Previously filed as an exhibit to Amendment No. 5 to the Schedule 14D-9 filed by the Fund with the SEC on October 21, 2004.


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